ENZON PHARMACEUTICALS, INC.
685 Route 202/206
Bridgewater, NJ 08807

June 23, 2006

VIA EDGAR:
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Celeste M. Murphy, Esq.

Re:	Enzon Pharmaceuticals, Inc. Schedule TO filed June 6, 2006 (File No. 005-35587 )

Ladies and Gentlemen:

Enzon Pharmaceuticals, Inc. (the “Company”) hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENZON PHARMACEUTICALS, INC.

By: /s/ Craig A. Tooman
       Name: Craig A. Tooman
       Title:   Executive Vice President, Finance
                   and Chief Financial Officer